Exhibit 99.1

Greenbrook TMS Announces Results of Voting at Annual and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 14, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today the results of voting at its annual and special meeting of shareholders held earlier today (the “Meeting”). Each of the matters voted upon at the Meeting as set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular of Greenbrook dated May 7, 2021 (the “Circular”).

The total number of common shares represented by holders by proxy at the Meeting was 8,276,984, representing approximately 60.26% of Greenbrook’s outstanding common shares entitled to be voted.

Election of Directors

All of the nominees listed in the Management Information Circular of Greenbrook prepared in connection with the Meeting were elected as directors by a resolution passed by a majority of the shareholders represented by proxy at the Meeting, to hold office until the next annual meeting following their election or until their successors are elected or appointed. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	8,168,642	99.93%	5,954	0.07%
Colleen Campbell	8,174,571	100.00%	25	0.00%
Sasha Cucuz	8,174,571	100.00%	25	0.00%
Adrienne Graves, Ph.D.	8,168,771	99.93%	5,825	0.07%
Bill Leonard	8,174,571	100.00%	25	0.00%
Adele C. Oliva	8,168,771	99.93%	5,825	0.07%
Frank Tworecke	8,174,442	100.00%	154	0.00%
Elias Vamvakas	8,174,442	100.00%	154	0.00%

Appointment of Auditors

KPMG LLP was reappointed as auditor of Greenbrook and the directors were authorized to fix the auditor’s remuneration by a resolution passed by a majority of the shareholders represented by proxy at the Meeting. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
8,276,295	99.99%	689	0.01%

Amendments to the Stock Option Plan

Certain amendments to Greenbrook’s amended and restated stock option plan were approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Against	% Votes Against
7,639,438	93.45%	535,158	6.55%

Approval of Unallocated Options and Share-Based Awards

All unallocated Options and Share-Based Awards (as defined in the Circular) under Greenbrook’s amended and restated omnibus equity incentive plan were approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Against	% Votes Against
7,639,478	93.45%	535,118	6.55%

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

Contacts

For further information please contact:

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867